SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

The Company announces that on May 11, 2006 it filed the 2005 Form 20-F with the SEC in accordance with the requirements of the United States securities laws. In accordance with those requirements, the Company is required to reconcile certain financial information of the Group for the year ended December 31, 2005 included in the 2005 Form 20-F to US GAAP, which differs in certain respects from HK GAAP, and to include certain information in the 2005 Form 20-F that has not previously been announced by the Company for the general information of the Shareholders and public investors.

INTRODUCTION

The Shares are currently registered under the Securities Exchange Act of 1934, as amended and the ADSs are quoted on the Nasdaq National Market in the United States. The Company is subject to certain filing requirements under the securities laws of the United States and in accordance with those requirements, the Company filed the 2005 Form 20-F with the SEC on May 11, 2006. In addition, pursuant to the requirements of the United States securities laws, the Company is required to reconcile certain financial information of the Group for the year ended December 31, 2005 included in the 2005 Form 20-F to US GAAP, which differs in certain respects from HK GAAP, and to include certain information in the 2005 Form 20-F that has not previously been announced by the Company for the general information of the Shareholders and public investors. Certain financial information contained in the 2005 Form 20-F was prepared in accordance with US GAAP and has been audited by the Company's auditors, PricewaterhouseCoopers. A copy of the 2005 Form 20-F is available on the website of SEC at www.sec.gov.

EXTRACTS FROM THE 2005 FORM 20-F

The following is extracted and summarized from Note 28 to the consolidated financial statements included in the 2005 Form 20-F, which sets out the summary of differences between HK GAAP and US GAAP.

The Group's consolidated financial statements are prepared in accordance with HK GAAP, which differ in certain respects from US GAAP. The major differences include:

(a)  under US GAAP, the connection fees revenue, net of direct incremental costs incurred, is recognized as deferred revenue on balance sheet and later credited to the statements of profits and losses as revenue over the estimated customer service period.

(b) under US GAAP, deferred compensation which is recognized in respect of options granted with an exercise price lower than the fair market value of the Shares at the grant date is amortized over the three-year vesting period.

(c) under US GAAP, subscriber acquisition costs are expensed as incurred since there is no direct incremental revenue generated and the contractual relationships with mobile subscribers are not enforceable.

The following table summarizes the differences between HK GAAP and US GAAP which has effects on the net (loss)/profit and total shareholders' equity of the Group for each of the three years in the period ended December 31, 2005:
	2005	2004	2003
	HK$'000	HK$'000	HK$'000
		(Restated)	(Restated)
		Note	Note

(Loss)/Profit attributable to shareholders as
reported under HK GAAP	(196,981)	4,373	35,139
US GAAP adjustments:
Amortization of net connection fees	91	2,032	10,145
Write-back of compensation cost in respect
of amortization of deferred compensation
for share options	—	40	1,188
Amortization of subscriber acquisition costs	(3,010)	1,171	(7,967)

Net (loss)/profit under US GAAP	(199,900)	7,616	38,505

Basic and diluted (loss)/earnings per share
under US GAAP (in cents)	(6.7)	0.3	1.3

Shares outstanding for basic and diluted
(loss)/earnings per share (thousands)	2,990,000	2,990,000	2,990,000

Total shareholders' equity under HK GAAP	513,263	710,244	705,871
US GAAP adjustments:
Deferred net connection fees	—	(91)	(2,123)
Share premium in respect of deferred
compensation for share options	6,213	6,213	6,253
Compensation cost in respect of amortization
of deferred compensation for share options	(6,213)	(6,213)	(6,253)
Deferred subscriber acquisition costs	(9,806)	(6,796)	(7,967)

Total shareholders' equity under US GAAP	503,457	703,357	695,781

Note: Certain comparative figures have been adjusted or re-classified as a result of the retrospective application of changes in accounting policies required by Hong Kong Financial Reporting Standards as disclosed in the consolidated financial statements included in the 2005 Form 20-F.

DEFINITIONS

"2005 Form 20-F"	The Company's annual report on Form 20-F for the year
ended December 31, 2005 filed with the SEC

"ADSs"	American Depositary Shares, each representing 100 Shares,
being rights and interests in the Shares deposited with The
Bank of New York as depositary pursuant to the securities
laws and regulations of the United States

"Company"	SUNDAY Communications Limited, a company incorporated
in the Cayman Islands with limited liability, whose Shares
are listed on The Stock Exchange of Hong Kong Limited and
the ADSs of which are quoted on The Nasdaq National
Market in the United States

"Group"	The Company and its subsidiaries

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"HK GAAP"	Generally accepted accounting principles in Hong Kong

"Hong Kong"	The Hong Kong Special Administrative Region of the
People's Republic of China

"SEC"	The Securities and Exchange Commission of the United
States

"Shareholder(s)"	Holder(s) of Shares

"Share(s)"	Share(s) of HK$0.10 each in the share capital of the
Company

"US" or "United States"	The United States of America, its territories and possessions, any State of the United States and the District of Columbia

"US GAAP"	Generally accepted accounting principles in the United
States

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, May 11, 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen